SOUTHEASTERN ROAST AND BREWERY L.L.C.

NOTE PURCHASE AGREEMENT

THE NOTE PURCHASE AGREEMENT (the *"Agreement"*) is made as of _____ (the *"Effective Date"*) by and between Southeastern Roast and Brewery L.L.C. (*"Company"*), a limited liability company formed in Washington, District of Columbia, and _____ (*"Purchaser"*).

1. **NOTE PURCHASE.** Subject to the terms of this Agreement, Purchaser agrees to lend $_____ to Company against the issuance and delivery by the Company of a promissory note for such amount, in substantially the form attached hereto as Exhibit A (the *"Note"*).

2. **Representations and Warranties of Company.** Company hereby represents and warrants to Purchaser as follows:

    2.1   Authority; Binding Agreement. All action on the part of Company, its managers, its officers, its members, and its directors necessary for the authorization, execution, delivery, and performance of this Agreement by Company and the performance of Company's obligations hereunder, including the issuance and delivery of the Note, has been taken. This Agreement and the Note, when executed and delivered by Company, shall constitute valid and binding obligations of Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

    2.2   Governmental Consents. Assuming the accuracy of the representations and warranties of Purchaser contained in **Section 3** hereof, all consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of Company in connection with the offer, sale, issuance, or valid execution of this Agreement or the Note, or the consummation of any other transaction contemplated hereby has been obtained, except for notices required or permitted to be filed after the date of this Agreement with certain state and federal securities regulatory bodies, which notices will be filed on a timely basis.

3. **Representations, Warranties, and Covenants of Purchaser.** Purchaser hereby represents, warrants, and covenants to Company as follows:

    3.1   No Resale for One Year. Purchaser understands that the Note may not be resold for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for the Note.

    3.2   No Resale Without Registration or Exemption. Purchaser has been advised that the Note has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

3.3   Purchaser Can Protect Its Interests. Purchaser understands that the purchase of the Note involves a high degree of risk, and that Company's future prospects are uncertain. Purchaser understands the risks involved in purchase of the Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Note. Purchaser has fully reviewed Company's information on the Crowdfund Mainstreet platform, including the Company's Form C, and all amendments thereto, if any. Purchaser can properly evaluate the merits and risks of purchase of the Note and can protect its own interests in this regard, whether by reason of its own business and financial expertise or the business and financial expertise of certain professional advisors unaffiliated with Company with whom Purchaser has consulted.

3.4   Purchaser Advised to Seek Representation. Purchaser understands that nothing in the Note, in this Agreement, or in any other materials presented to Purchaser in connection with the purchase and sale of the Note constitutes legal, tax, or investment advice. Company has advised Purchaser to consult with such legal, tax, and investment advisors as Purchaser, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

3.5   Information. Purchaser acknowledges that it has received all the information it has requested from Company that it considers necessary or appropriate for deciding whether to purchase the Note. Purchaser represents that it has had an opportunity to ask questions and receive answers from Company regarding the terms and conditions of the offering of the Note and to obtain any additional information necessary to verify the accuracy of the information given to Purchaser.

3.6   Further Limitations on Disposition. Without in any way limiting the representations set forth above, Purchaser further agrees not to make any disposition of all or any portion of the Note or the securities issuable upon conversion thereof unless and until:

(a)   There is then in effect a Registration Statement under the Securities Act of 1933, as amended (the ***"1933 Act"***) covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

(b)   Purchaser shall have notified Company of the proposed disposition and shall have furnished Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, Purchaser shall have furnished Company with an opinion of counsel, reasonably satisfactory to Company, that such disposition will not require registration under the 1933 Act or any applicable state securities laws.

(c)   Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be necessary for a transfer by Purchaser to member, shareholder, or partner (or retired partner) of the Purchaser, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were Purchaser hereunder.

3.7   Indemnity. Purchaser agrees to indemnify and hold harmless Company and its officers, members, directors, and managers for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Purchaser.

3.8   Authority; Binding Agreement. Purchaser represents and warrants to, and covenants with, Company that (i) Purchaser has full right, power, authority, and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by applicable law.

3.9   Complete Information. All information provided by Purchaser to Company herein, and all information provided by Purchaser to Company in connection with the purchase and sale of the Note—including information provided by Purchaser on the Crowdfund Mainstreet platform—is true, correct, and complete as of the date hereof.

4.   Miscellaneous.

4.1   Successors and Assigns. The terms and conditions of the Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Company" and "Purchaser" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Agreement or the Note, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement or the Note, except as expressly provided herein.

4.2   Governing Law. The Note shall be governed by and construed under the laws of Washington, District of Columbia (or the jurisdiction of any successor entity of Company), without giving effect to conflicts of laws principles.

4.3   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.4   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.5   Notice. Any notice or demand which either party may or must give to the other under this Agreement or the Note shall be made in writing and delivered to the addresses below, or to such other addresses which each party may later designate in writing to the other party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed, or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

If to Company:

Candice Schibli
703 Edgewood Street NE
Washington, DC 20017

If to Purchaser:

[Purchaser Name]
[Purchaser Address]

4.6   Severability. In the event that any provision of this Agreement or the Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, the Agreement and the Note shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of the Agreement or the Note to any party.

4.7   Entire Agreement. This Agreement and the Note, along with the agreements completed on the Crowdfund Mainstreet platform, constitute the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase of the Note by Purchaser from Company, and supersede all prior and contemporaneous understandings or agreements of the parties.

4.8   Amendments. Any term of the Note or this Agreement may be amended either retroactively or prospectively, with the written consent of Company and Purchaser. All amendments shall be effective only when in writing signed by the parties.

4.9   Expenses. Company and Purchaser shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Agreement and the transaction contemplated hereby.

4.10   Company's Right to Accept or Reject Investments. Company may accept or reject any investments, in whole or in part. This means that Company may sell to Purchaser a Note in a smaller amount than Purchaser invests or may choose not to sell the Note to Purchaser. If Company accepts Purchaser's investment, in whole or in part, except as otherwise set forth on the Crowdfund Mainstreet platform, the Note will constitute an irrevocable commitment by Purchaser to purchase the Note, and a copy of the Note will be executed by Company and returned to Purchaser. If Company rejects Purchaser's investment in whole or in part, Company will return the payment tendered for any unissued portion of the investment.

4.11   Tax Withholding. Purchaser hereby authorizes Company to make any withholding required by law. Purchaser agrees to provide to Company a Form W-9 or comparable form.

4.12   Further Assurances. Each party hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Agreement and the Note and to consummate the transactions contemplated herein.

4.13   Electronic Signatures. Each party agrees that electronic signatures, whether digital or encrypted, to this Agreement and the Note are intended to authenticate this writing and to have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

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IN WITNESS WHEREOF, the parties have executed this NOTE PURCHASE AGREEMENT as of the date first written above.

COMPANY:

Southeastern Roast and Brewery L.L.C.
a District of Columbia limited liability company

By: _____

Name: Candice Schibli

Title: Sole Member

PURCHASER:

_____

_____
SIGNATURE

EXHIBIT A

Form of Promissory Note

[Attached]